Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

JOHN J. O'BRIEN
PARTNER
215.963.4969

January 28, 2016

FILED AS EDGAR CORRESPONDENCE


Chad Eskildsen
Accounting Examiner
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Response letter to comments on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of The Community Development Fund (File Nos. 333-206012 and 811-23080)
     ---------------------------------------------------------------------------

Dear Mr. Eskildsen:

Set forth below are your comments (as provided via teleconference on January 28, 2016), and our responses to those comments, on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of The Community Development Fund (the "Fund") filed under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended (the "1933 Act"), with the Securities and Exchange Commission ("SEC") on January 27, 2016, regarding the registration of shares of the Fund. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

1. COMMENT: In the second footnote to the "Annual Fund Operating Expenses" table:

     a. Please delete the reference to "other expenditures which are capitalized in accordance with generally accepted accounting principles."

     RESPONSE: In response to your comment, we have deleted the reference to "other expenditures which are capitalized in accordance with generally accepted accounting principles."

     b. Please clarify that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time that the fees waived and/or expenses reimbursed are recovered.

     RESPONSE: In response to your comment, the requested change has been made.

2.   COMMENT: In the Fund's "Notes to Financial Statements":

     a. Please revise the second note to clarify that the Adviser will bear all of the Fund's organizational costs, and, to the extent that the Fund incurs any organizational costs, the Adviser will reimburse the Fund for any organizational costs incurred by the Fund.

     RESPONSE: In response to your comment, the requested change has been made.

     b. Please include the expense limitation agreement in the third note.

     RESPONSE: In response to your comment, the requested change has been made.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O'Brien
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John J. O'Brien